

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 17, 2017

William Andrew Hendricks, Jr.
President and Chief Executive Officer
Patterson-UTI Energy, Inc.
10713 West Sam Houston Parkway North, Suite 800
Houston, TX 77064

>   **Re: Patterson-UTI Energy, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed January 23, 2017**
>   **File No. 333-215655**

Dear Mr. Hendricks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

1.   Please add a question and answer that summarizes conditions to the consummation of the merger, including the condition that Seventy Seven not incur material losses exceeding $100 million during the pre-closing period and net debt exceeding $500 million, and Patterson-UTI not incur material losses exceeding $300 million during the pre-closing period and net debt exceeding $725 million.

The Merger, page 69

Background of the Merger, page 69

2.   Please revise your disclosure to clarify the "strategic alternatives" considered by Patterson-UTI. In this regard, we note you disclose on page 79 that the Patterson-UTI

board of directors considered the range of strategic alternatives available to Patterson-UTI as a principal factor supporting the merger.

3. Please expand your discussion of the negotiations between the parties with respect to the merger consideration, including the specific factors considered in increasing the proposed merger consideration to be received by Seventy Seven's stockholders from 15% to 25% of the equity of the combined company and the ultimate methodology for calculating the aggregate maximum number of shares of Patterson-UTI common stock to be issued. In this regard, we note the disclosure on page 91 that the aggregate merger consideration of 49,559,000 shares of Patterson-UTI common stock represents an implied value, based on the trading price of Patterson-UTI common stock on December 8, 2016 of $51.19 per SSE share, representing a premium of $25.19 over Seventy Seven's share price of $26.00 as of December 8, 2016.

4. We note that Piper Jaffray made a presentation to the Patterson-UTI board of directors on October 19, 2016 regarding the assets and prospects for Seventy Seven, the strategic rationale for the transaction and relative valuation. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In the alternative, please tell us why you do not believe Item 1015(b) applies. In addition, please supplementally provide us with copies of any materials used in the presentation by Piper Jaffrey to the Patterson-UTI, including two updated presentations by Piper Jaffray dated October 14, 2016 and October 17, 2016, prior to such meeting.

5. We note you disclose that at the meeting of the Patterson-UTI board on December 1, 2016, representatives of Vinson & Elkins "noted certain of the key issues that remained open between the parties." Please expand your disclosure to identify these key issues and briefly discuss how they were resolved, including any material concessions that each party made in order to come to the final agreement.

Opinion of Patterson-UTI's Financial Advisor, page 82

6. Please disclose the material assumptions underlying each of Piper Jaffray's financial analyses.

7. Please revise your disclosure to quantify any fees paid to Piper Jaffray in the past two years. In this regard, we note you disclose that Piper Jaffray received an upfront retainer fee with respect to one engagement in the last three years. See Item 1015(b)(4) of Regulation M-A.

Opinion of SSE's Financial Advisor, page 94

8.   Please supplementally provide us with copies of all materials, including board books, Morgan Stanley prepared and presented in connection with the transaction.

Certain Unaudited Prospective Financial Information of Patterson-UTI and SSE, page 106

9.   We note Piper Jaffray reviewed "analysis and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies" expected by management of Patterson-UTI to result from the merger. Please disclose any additional material projections or forecasts, including synergies, provided to Piper Jaffray.

10.   Please disclose any material assumptions underlying the prospective financial information prepared by each of Patterson-UTI and SSE.

Annex C

11.   The opinion provided by Piper Jaffray indicates that it is provided "solely to the Board of Directors of Patterson-UTI." Please remove this limitation on reliance as it is inconsistent with the disclosures relating to the fairness opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

William Andrew Hendricks, Jr.
Patterson-UTI Energy, Inc.
February 17, 2017
Page 4

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Stephen M. Gill
        Vinson & Elkins LLP